Exhibit (a)(15)

Baldor Shareholder FAQ

Question 1         Who is offering to buy my shares?

Answer               ABB Ltd., through its subsidiary Brock Acquisition Corporation (Brock) has commenced an offer to purchase all of the outstanding shares of common stock of Baldor (the “Offer”).  ABB is a corporation organized under the Laws of Switzerland, and is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact.  ABB operates in around 100 countries and employs about 117,000 people.

Question 2         How many Shares will ABB offer to purchase in the Offer?

Answer               ABB’s offer is to purchase all of the outstanding shares of Baldor’s common stock on the terms and conditions that are described in tender offer materials (the “Offer to Purchase”) that will be distributed to all Baldor shareholders shortly.

Question 3         Why has ABB agreed to make the Offer?

Answer               ABB is making the Offer in order to acquire control, and ultimately all equity interests, of Baldor. If ABB consummates the Offer, ABB will be required to complete a merger (the “Merger”) that will result in all shares of Baldor common stock being cancelled and converted into the right to receive the same cash consideration as being offered in the Offer (other than shares held by holders who elect to exercise appraisal rights under Missouri law).  Upon consummation of the Merger, Baldor will become a wholly-owned subsidiary of ABB Ltd.

Question 4         How much and in what form of payment will ABB offer to pay?

Answer               ABB has agreed to offer to pay $63.50 per share of Baldor common stock, in cash, without interest and less any required withholding taxes.

Question 5         Is there an agreement governing the Offer?

Answer               Yes.  Baldor and ABB entered into an Agreement and Plan of Merger (the “Merger Agreement”) that requires ABB to commence the Offer and, if completed, consummate the Merger as described above.

Question 6         When does the offer expire?

Answer               The tender offer is scheduled to expire at 12:00 midnight, New York City time, on the night of Monday, January 10, 2011, unless extended pursuant to the terms of the merger agreement and the applicable rules and regulations of the SEC.  Any extension of the offer will be announced no later than 9:00 am, New York City time, on the first business day following the previously scheduled expiration date.

Question 7         What is Brock Acquisition Corporation?

Answer               Brock Acquisition Corporation (Brock) is a Missouri corporation that is a wholly-owned subsidiary of ABB that will function as the purchaser in this transaction. Once the tender offer is consummated, ABB plans to merge Baldor with Brock, and Baldor will become a wholly-own subsidiary of ABB.

Question 8         What do I need to do now?

Answer               Now that ABB has commenced the Tender Offer,  you will be sent a formal document referred to as “The Offer to Purchase”.  You will have until the deadline specified in the Offer to Purchase to decide whether to tender your shares of Baldor common stock, which deadline initially will be January 10, 2011.  The deadline for tendering your shares may be extended if conditions to ABB’s obligation to consummate the Offer have not been satisfied as of the initial or subsequently extended deadline.  There is nothing you need to do prior to receiving the Offer to Purchase, and the Offer to Purchase will describe the specific procedures you need to follow in order to tender your shares (if you choose to tender).

Question 9         Will I be charged for selling my shares?

Answer               If you hold shares registered in your name and you tender directly to Continental Stock Transfer & Trust Company (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

Question 10          What does the Baldor Board recommend?

Answer               After careful consideration, the Baldor Board unanimously (1) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (2) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the shareholders of Baldor. The Baldor Board unanimously recommends that shareholders of Baldor accept the Offer and tender their Shares into the Offer and, if necessary, vote their Shares in favor of adoption of the Merger Agreement to approve the Merger.

Question 11          What are the most significant conditions to the Offer?

Answer               The Offer will be conditioned upon, among other things:

i.	At least 2/3 of Baldor’s common shares shall have been tendered and not withdrawn.

ii.	Required regulatory clearances shall have been obtained.

iii.	No law or order shall have been adopted or issued making the Offer or the Merger illegal or restricting in any material respect Parent’s ownership or operation of Baldor.

iv.

Baldor’s representations and warranties in the Merger Agreement shall not have become materially inaccurate and Baldor shall not have breached its obligations under the Merger Agreement in any material respect.

The offer also will be subject to other conditions, as outlined in the tender offer documents.

Question 12          Is ABB’s financial condition relevant to my decision to tender in the Offer?

Answer               We do not think that ABB’s financial condition is relevant to your decision whether to tender your shares of Baldor common stock and accept the Offer because:

i.	the Offer is being made for all outstanding shares solely for cash;

ii.	if ABB consummates the Offer, ABB will acquire all remaining shares for the same cash price in the Merger; and

iii.	ABB’s net cash position is sufficient to purchase all shares tendered pursuant to the Offer

Question 13          Upon the successful consummation of the Offer, will Baldor continue as a public company?

Answer               No. Following the purchase of Baldor shares in the Offer, ABB likely will immediately consummate the Merger. If the Merger takes place, Baldor will be a wholly-owned subsidiary of ABB and will no longer be publicly owned.

Question 14          If I decide not to tender, how will the Offer affect my shares?

Answer               If the Merger is consummated, then shareholders not tendering their shares in the Offer will receive the same amount of cash per share that they would have received had they tendered their shares in the Offer, subject to any appraisal rights properly exercised under Missouri law. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you may be paid earlier if you tender your shares and that no appraisal rights will be available.

Question 15          What is the market value of my Shares as of a recent date?

Answer               On November 29, 2010, the last trading day before ABB announced the Offer, the last sale price of the common stock of Baldor reported on the NYSE was $45.11 per share.

Question 16          If I tender my Shares, when and how will I get paid?

Answer               If the conditions to the Offer as described above and set forth in Offer to Purchase are satisfied or waived and ABB consummates the Offer and accepts your shares for payment, ABB will pay you an amount equal to the number of shares you tendered multiplied by $63.50 net per share in cash, without interest and less any required withholding taxes. The payment will be made promptly following expiration of the Offer.

Question 17          What is the Top-Up and when could it be exercised?

Answer               If ABB and any of its affiliates acquire at least 90% of the outstanding shares of Baldor common stock, including through exercise of the Top-Up, ABB will complete the Merger through the “short form” procedures available under Missouri law. Baldor has granted to ABB an irrevocable right (which we refer to as the “Top-Up”), which ABB shall exercise immediately following consummation of the Offer, if necessary, to purchase from Baldor the number of shares that, when added to the shares already owned by ABB or any of its subsidiaries following consummation of the Offer, constitutes one share more than 90% of the then outstanding shares.

Question 18          What are the United States federal income tax consequences of the Offer and the Merger?

Answer               The receipt of cash by you in exchange for your shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes.

Question 19          Can I sell my shares in the market rather than sell them in the tender offer?  And if so, do I still get $63.50 per share?

Answer               Baldor shareholders may sell shares in the market at any time, subject only to limitations on trading by Baldor insiders who have material nonpublic information and Section 16 reporting requirements.  The price you receive will be whatever the trading price is at the time you sell.

Question 20          Who should I talk to if I have additional questions about the Offer?

Answer               For further questions, please call MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885, for assistance.

Question 21          Can Baldor shareholders also get shares in ABB instead of cash?

Answer               No, ABB will purchase all outstanding Baldor shares for cash. If former Baldor shareholders want to remain shareholders in ABB they can buy ABB shares in the form of ADRs (American Depository Receipt) traded on the NYSE.

Question 22          Where do I find additional information about the Offer?

Answer               ABB and Brock Acquisition Corporation have filed a tender offer statement on Schedule TO with the SEC. Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 filed by Baldor with the SEC, because they contain important information. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd - Office of the Corporate Secretary — Affolternstrasse 44, P.O. Box 8131 — CH -8050 Zurich / Switzerland.  A copy of the tender offer statement and the solicitation/recommendation statement is available to all shareholders of Baldor free of charge at www.BALDOR.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.